UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at August 10, 2005

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 10, 2005

Print the name and title of the signing officer under his signature.

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Taseko Mines Limited
1020 - 800 W Pender Street
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO MINES LIMITED Q3 FINANCIAL RESULTS AUGUST 12 AND
CONFERENCE CALL AUGUST 15

August 10, 2005, Vancouver, BC - Taseko Mines Limited (TSX Venture: TKO; AMEX: TGB) will release its third fiscal quarter 2005 financial results after market close on Friday, August 12, 2005. The Company will hold an investor conference call and webcast to discuss the results on Monday, August 15, 2005 at 11:00 am PST / 2:00 pm EST.

To participate in the live conference call, dial 1-877-323-2010 (toll-free access) or 416-695-9703. A playback version of the call will be available for one week after the call at 1-888-509-0081 or
416-695-5275. A link to the conference call's webcast will be posted on the Company's website at www.tasekomines.com.

The call, including a slide presentation, will be available one hour after completion on www.tasekomines.com and at www.cnnmatthews.com. The webcast will be archived on the Company's website until September 15, 2005.

Taseko Mines Limited is a copper and molybdenum producer with mining operations and exploration properties located in British Columbia, Canada. The Company's principal asset is the Gibraltar mine, a 35,000 tonnes per day open pit operation with a 12-year mine plan and additional mineral resources available for further development. Taseko is part of the Hunter Dickinson group of companies.

For further information

Russell Hallbauer
President & CEO
or
Investor Relations

Phone: (604) 684-6365
Toll Free: 1-800-667-2114
www.tasekomines.com

The TSX Venture Exchange and the American Stock Exchange have not approved or disapproved of the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated mineral resource and reserve quantities, grades and contained metal, and possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its Canadian securities filings that are available at www.sedar.com.